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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                          For the month of October 2007

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F __

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No  X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No  X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

                                    CONTENTS

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In compliance with the regulations promulgated under the Israeli Companies Law -
1999 (the "Law"), Jacada published a notice in Israeli newspapers that its annual general meeting of shareholders (the "Meeting") will be held on November 29, 2007 in Israel and that the record date for the determination of the holders of Jacada's Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting will be October 20, 2007. At the Meeting the shareholders will be asked to vote on the following:

1. To re-elect Mrs. Naomi Atsmon to the Board of directors of the Company (the "Board") to serve as a Class II Director and as an External Director (as defined in the Israeli Companies Law - 1999) (the "Companies Law") for a term of three years;

2. To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

3. To approve the extension of the Company's existing employment agreement with Mr. Gideon Hollander, the Company's Chief Executive Officer and director;

4. To approve the grant of options to purchase Company's ordinary shares to certain Company directors;

5. To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2007 and for such additional period until the next Annual Shareholders' Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board;

6. To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

On or about October 25, 2007 Jacada will send to its shareholders official notice of the Meeting and a proxy statement.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        JACADA LTD.
                                        By:       /s/    TZVIA BROIDA
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                                        Name:     Tzvia Broida
                                        Title:    Chief Financial Officer

Dated: October 16, 2007
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